
10012436


SEP - 9 2010

25 YEARS OF GOOD TASTE

National Beverage Corp. • 2010 Annual Report





'Success...

in business means
finding and tapping
every possible
resource, regardless
of how infinitesimal
it may first appear!'


25th
Anniversary

25 YEARS OF GOOD TASTE

National Beverage Corp.


'The best way to
predict the future...
...is to invent it!'

25 Years of Flavorful Innovation



Faygo
Original
REDPOP
Everfresh
APPLE
PURE
Clear fruit
La Croix
ORANGE
PURE
SPARKLING WATER
CALORIE free
SWEETENER free
SODIUM free
rip it
ENERGY FUEL
G-FORCE
Shasta Twist
Lemon Lime
St. Nick's


'Success is...
getting what
you like.
Happiness is...
liking what
you get!'

25 years of fun, flavor and...
...*innovation!*

National Beverage's success over the past quarter century has been stimulated by the undying passion and inventiveness of our team members. Team National is driven to–create bold and unique packaging–develop crisp and tantalizing new flavors–respond to America's growing demand for healthy beverage alternatives–and supply unmatched value for both retailers and consumers. *Fun* is our ultimate reward... for meeting the daily challenges of a dynamic environment.





Creating a delectable... Splash ...in the world of beverages.



National Beverage was created as a solution for a contentious situation. It–not only astonished the corporate world with this 'slim chance' achievement...but went on to make a gigantic splash–in its own charismatic way! We have a style about us–everything we do becomes the challenge of challenges! Our passion to excel–drives us so hard, that often...we have far exceeded our original goal and truly forgotten what it was!

Feel our spirit, look at our packaging, touch our ambition, gulp our refreshment, savor our flavor, witness our performance, cheer our value and finally–count our blessings! Gee Whiz...if you're still 'upright' and not flattened–you belong in the Smithsonian! Those 'things' don't drink soft drinks–anyway!

While it's often said about us..."It's either their way–or no way!" *Naw...we–just don't do it!*

Keep your eye on us–we're *'splashin'* our way into the next phase of our company's life–with excitement and confidence, previously unimaginable–while making the World a better place!

'Quality is not expensive...

...it's *Priceless*



ALL NATURAL

There is a very strong *Emotional Connection* uniting those who truly control the corporate guidance structure at National Beverage Cor While many, many other tangible assets provi the gears of the performance machine–the most profound and single precious ingredien for National's success is this mighty... *Emotional Connection.*

This is the ultimate necessity for any succes endeavor that requires humans working tog to achieve. Nothing yet can replace human f ings that motivate other humans...to feel tl need to strive for excellence–*Team Nationa* World Class Champions at this.

Emotional Connection...*Priceless!*


LIME
PURE
clear fruit




Everfresh
Mandarin Orange Mango

There is nothing more compelling than the challenge of humans competing to achieve—not just for the accomplishment of the goal, but, far more heartfelt, for the acknowledgement from the leader whose respect the team seeks as their satisfaction. An example...several large plants or many smaller facilities in strategic locations with freight considerations in play, are the challenge of an Emotionally Connected team of strategists. They have to be right—to feel right!

What is the basis of innovation? Is it need—or is it the excitement of finding the ultimate better way?

We are *Team National* and we choose the better way!

'To perform like a... Champion ...you must practice like one!'

Strategizing to speculate what the consumer will want is a champion effort and, as in any effort, failure exists, especially in brand development. Often, what doesn't work becomes the nucleus of ultimately–what does. Passion, ignited by the will to win, fuels our determination –but deliberate consumer diligence keeps our marketing force ahead of the curve–as we strive to satisfy our consumer.

Team National's Brand Development *Champs*–are savage in their quest to compete!


Faygo
REDPOP
Faygo
ROCK & RYE
Faygo
GRAPE
Faygo
CREME
Faygo
ROOT BEER


12 PACK
Shasta
caffeine free
Orange
+vitamin C
Shasta Cola
Shasta Twist


rip it
ENERGY FUEL
BOMB
G-FORCE
SHOT
RED ZONE
CITRUS X
CODE BLUE
NATURAL
PURE
SPARKLING
WATER
La Croix
CALORIE
SWEETENER
SODIUM
free
16.9 FL OZ (500mL)

New Packaging–New products–New product extensions–New–New–New. . .that's where our passion is centered! New Rip It Shots, new Shasta graphics, new LaCroix 15oz packaging, more new and exciting flavors–always–all days–everyday–no let up in the race to stay the number one *'flavorite'* soft drink beverage company. Yes, each and every minute, our inner souls make demands on our brand development strategists. The whole scheme must work–the package, the label, the colors, the name and, certainly, the ultimate–ingredients.

This is our real talent–we are Team National–
America's Flavor Choice!


Fun...

Simple fun as only a child can have...

...that's life at its refreshing best!

National Beverage has matured in a relatively short time into a hallmark of 'what-to-do-right'—while achieving a genuine class status as a flavor producer and soft drink innovator. Developing the finest brands in several specific categories, paying off a considerable amount of debt, issuing dividends to shareholders, while creating significant shareholder value, certifies that National Beverage Corp. is a well-managed enterprise. Over the past twenty years, the Company has rewarded its shareholders with an average annual return of over 77%. Just imagine what we will be able to do when we grow up and...really mature.

Team National manages what it can control—but our strong Emotional Connection demands that we often dynamically try to manage those things that certainly are not within our power. "Please don't upset us by telling us—we shouldn't try!"

Our philosophy is the container which encompasses all that we are. Our management is our arsenal and our fortress balance sheet—our playbook. We are ready for the challenge to outperform ourselves...Yes—we are!

We are Team National and *All-Ways* ready for business!



'To live your life
in your own way...

to reach for the goals
you have set for yourself...

to be the you that
you want to be...

...that is SUCCESS!'

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

8100 Southwest Tenth Street • Fort Lauderdale, Florida 33324
954.581.0922 • www.nationalbeverage.com

National Beverage Corp.

A Sparkling History of Flavorful Creations



Mt. Shasta

1889



SHASTA
WATER

Shasta Natural FIZZ is born

Rail tankers to #1 bottling plant

Distinctive glass

'Soda water' at dinner table

Magic bubbles

Shasta then...



1907



Faygo

Russian bakers put food flavorings into soda water–Out comes Faygo

Horses deliver–People cheer

Corks move to caps



Machines make POP–3 cents each

Faygo then...

THE BIRTH OF AN AMERICAN ORIGINAL



Our company has thrived on experimentation and originality. Our early brand initiatives changed the complexion of the beverage industry in America. We were the first to introduce diet flavors and soft drinks in steel cans, we pioneered the warehouse distribution method on a national level and we ventured outside the norm by formulating soft drinks with alternative sweeteners. We are *America's Flavor Choice*.

1950's...

Faster fillers

Soldiers drink POP

'Vend' a drink

Steel cans out–aluminum cans in

Shasta Diet a hit

HFCS is vogue

8oz can is BIG

2,200 cans per minute lowers cost

Warehouse delivery is born

Faygo commercials a hit

Elvis loves Shasta...

...1990's


La Croix
Everfresh


SHASTA
Old Fashioned
ROOT BEER
SHASTA
Sparkling
ORANGE
SHASTA
Sparkling
BLACK CHERRY

A Mainstay in the Beverage Marketplace


Ritz
Shasta
Orange
Faygo

As you read these words, let your eyes once again shift to top left…it's Mt. Shasta. Shasta water…today Shasta soft drinks, still belong to America as does the mountain of distinction–Mt. Shasta. Look again and you can feel our spirit…taste it too! As you are a part of us–we are a part of you.



2000's…


rip it
rip it
rip it

…2010



Energy drinks RIP IT up

Juice is nutritious

Sparkling over carbonated



Bottled water is flavored

Flavors over cola

Flavors and colors are fun

Vitamins are mixed


ASANTE

Value a must

Taste with less calories

Packaging sells

LaCroix #1 in cans



Shasta & Faygo now…

...and Beyond

Our Heritage...Our Destiny!

Few companies can boast of such rich history...and steadfast tradition. This tradition is the *essence* of National Beverage Corp. We work hard to diligently carry on the creativity and entrepreneurship that is so deep-rooted in our past.

National Beverage Corp.

Selected Financial Data

(In thousands, except per share and footnote amounts)	May 1, 2010	May 2, 2009	May 3, 2008[1]	April 28, 2007	April 29, 2006
		Fiscal Year Ended			
Summary of Operations:					
Net sales	**$593,465**	$575,177	$566,001	$539,030	$516,802
Cost of sales[2]	**396,450**	405,322	393,420	365,793	349,131
Gross profit	**197,015**	169,855	172,581	173,237	167,671
Selling, general and administrative expenses	**145,159**	131,918	138,447	137,212	135,090
Interest expense	**120**	107	109	106	105
Other (expense) income—net	**(351)**	967	1,053	2,587	2,416
Income before income taxes	**51,385**	38,797	35,078	38,506	34,892
Provision for income taxes	**18,532**	14,055	12,598	13,824	12,666
Net income	**$ 32,853**	$ 24,742	$ 22,480	$ 24,682	$ 22,226
Per Share Data:					
Basic net income[3]	**$ .71**	$ .54	$ .49	$ .54	$ .49
Diluted net income[3]	**.71**	.54	.49	.54	.48
Closing stock price[3]	**11.60**	10.47	8.05	13.13	12.80
Cash dividends paid[4]	**1.35**	—	.80	—	.83
Balance Sheet Data:					
Cash and equivalents	**$ 68,566**	$ 84,140	$ 51,497	$ 65,579	$ 42,119
Working capital	**92,898**	117,840	89,396	97,684	75,025
Property, plant and equipment—net	**53,401**	56,141	57,639	57,369	56,027
Total assets	**240,359**	265,682	239,122	257,632	218,339
Deferred income tax liability	**15,597**	16,517	16,624	15,217	17,783
Shareholders' equity[4]	**141,572**	170,012	144,625	157,361	130,860

(1) Fiscal 2008 consisted of 53 weeks.

(2) Fiscal 2006 cost of sales includes a fructose settlement gain of $8,382,000.

(3) Basic net income per share is computed by dividing earnings applicable to common shares by the weighted average number of shares outstanding. Diluted net income per share includes the dilutive effect of stock options. Net income per share and the closing stock price have been adjusted for the 20% stock dividend distributed on June 22, 2007.

(4) The Company paid special cash dividends of $62,295,000 ($1.35 per share), $36,711,000 ($.80 per share) and $38,021,000 ($.83 per share) on January 22, 2010, August 17, 2007 and January 27, 2006, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of quality beverage products throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. In this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

We consider ourselves to be a leader in the development and sale of flavored beverage products in the United States, offering a wide selection of flavored soft drinks, juices, sparkling waters, energy drinks and nutritionally-enhanced waters. Our flavor development spans over 100 years originating with our flagship brands, Shasta® and Faygo®, each of which has over 50 flavor varieties. We also offer the health-conscious consumer a diverse line of flavored beverage products, including Everfresh®, Home Juice® and Mr. Pure® 100% juice and juice-based products; LaCroix®, Crystal Bay® and ClearFruit® flavored, sparkling and spring water products; and ÀSanté® nutritionally-enhanced waters. In addition, we produce and market Rip It® energy drinks, Ohana® fruit-flavored drinks, St. Nick's® holiday soft drinks, as well as effervescent powder beverage enhancers sold under the NutraFizz® brand name. Substantially all of our brands are produced in twelve manufacturing facilities that are strategically located near major metropolitan markets throughout the continental United States. To a lesser extent, we develop and produce soft drinks for certain retailers and beverage companies ("allied brands").

Our strategy emphasizes the growth of our products by offering a branded beverage portfolio of proprietary flavors, supporting the franchise value of regional brands and expanding those brands with distinctive packaging and broad demographic emphasis, developing and acquiring innovative products tailored toward healthy lifestyles and appealing to the "quality-value" expectations of the family consumer. We believe that the "regional share dynamics" of our brands results in more retailer sponsored promotional activities which perpetuate consumer loyalty within local regional markets.

Our focus is to increase penetration of our brands in the convenience channel through Company-owned and independent distributors. The convenience channel consists of convenience stores, gas stations and other smaller "up-and-down-the-street" accounts. Because of the higher retail prices and margins that typically prevail in this market, we have undertaken several measures to expand convenience channel distribution. These measures include development of new products and serving sizes specifically targeted for this market, such as ClearFruit, Crystal Bay, Rip It and ÀSanté. Additionally, we have created proprietary and specialized packaging with distinctive graphics for these products. We intend to continue our focus on enhancing growth in the convenience channel through both specialized packaging and innovative product development.

Beverage industry sales are seasonal with the highest volume typically realized during the summer months. Additionally, our operating results are subject to numerous factors, including fluctuations in the costs of raw materials, changes in consumer preference for beverage products and competitive pricing in the marketplace.

Results of Operations

Net Sales Net sales for the fiscal year ended May 1, 2010 ("Fiscal 2010") increased 3.2% to $593,465,000 as compared to $575,177,000 for the fiscal year ended May 2, 2009 ("Fiscal 2009"). The net sales increase reflects case volume growth of 1.2% for our energy drinks, juices and waters and 5.1% for branded carbonated soft drinks. In addition, unit pricing increased .9% largely due to favorable product mix changes. This improvement was partially offset by a decline in allied branded volume.

Fiscal 2009 consisted of 52 weeks while the fiscal year ended May 3, 2008 ("Fiscal 2008") consisted of 53 weeks. Net sales for Fiscal 2009 increased to $575,177,000 or 3.8% after adjusting for the effect of the extra week in Fiscal 2008. The net sales increase reflects case volume growth of 3.1% for our energy drinks, juices and waters and 2.1% for branded carbonated soft drinks. In addition, unit pricing increased 3.4% due to product mix and price increases instituted to recover higher raw material costs. This improvement was partially offset by a decline in allied branded volume.

Gross Profit Gross profit approximated 33.2% of net sales for Fiscal 2010 and 29.5% of net sales for Fiscal 2009. The gross margin improvement was due to higher sales volume, favorable changes in product mix and lower raw material costs. Cost of goods sold per unit decreased 4.4%.

Gross profit approximated 29.5% of net sales for Fiscal 2009 and 30.5% of net sales for Fiscal 2008. The decline in gross margin was due to higher manufacturing and raw material costs and the effect of a $1,423,000 business interruption insurance recovery in Fiscal 2008. This decline was partially offset by the higher unit pricing noted above. Cost of goods sold per unit increased 4.9%.

Shipping and handling costs are included in selling, general and administrative expenses, the classification of which is consistent with many beverage companies. However, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales. See Note 1 of Notes to Consolidated Financial Statements.

Selling, General and Administrative Expenses Selling, general and administrative expenses were $145,159,000 or 24.5% of net sales for Fiscal 2010 compared to $131,918,000 or 22.9% of net sales for Fiscal 2009. The increase in expenses was primarily due to higher marketing and administrative costs. Marketing costs reflect increased cooperative advertising programs with customers and increased brand support expenditures.

Selling, general and administrative expenses were $131,918,000 or 22.9% of net sales for Fiscal 2009 compared to $138,447,000 or 24.5% of net sales for Fiscal 2008. The decline in expenses was primarily due to lower distribution and marketing costs.

Interest Expense and Other Income—Net Interest expense is comprised of financing costs related to maintaining lines of credit. Other income includes interest income of $229,000 for Fiscal 2010, $865,000 for Fiscal 2009 and $1,218,000 for Fiscal 2008. The decline in interest income for Fiscal 2010 and Fiscal 2009 was due to lower investment yields. Other income for Fiscal 2009 includes a gain of $728,000 related to a legal settlement concerning certain leased property. See Note 7 of Notes to Consolidated Financial Statements.

Income Taxes Our effective tax rate was approximately 36.1% for Fiscal 2010, 36.2% for Fiscal 2009 and 35.9% for Fiscal 2008. The difference between the effective rate and the federal statutory rate of 35% was primarily due to the effects of state income taxes, nondeductible expenses and nontaxable interest income. See Note 8 of Notes to Consolidated Financial Statements.

Liquidity and Financial Condition

Liquidity and Capital Resources Our principal source of funds is cash generated from operations, which may be supplemented by borrowings available under our credit facilities. The Company maintains unsecured revolving credit facilities aggregating $75,000,000, of which $3,042,000 was utilized for standby letters of credit at May 1, 2010. We believe that existing capital resources, including cash and equivalents aggregating $68,566,000 as of May 1, 2010, will be sufficient to meet our capital requirements for the foreseeable future. See Note 4 of Notes to Consolidated Financial Statements.

Although we continually make capital improvements to expand our production capacity, enhance packaging capabilities or improve efficiencies at our manufacturing facilities, the Company did not have any material capital expenditure commitments as of May 1, 2010. We anticipate that Fiscal 2011 capital expenditures will be higher than Fiscal 2010 expenditures.

The Company paid special cash dividends of $62,295,000 ($1.35 per share) on January 22, 2010 and $36,711,000 ($.80 per share) on August 17, 2007. On June 22, 2007, the Company distributed a 20% stock dividend to shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Pursuant to a management agreement, we incurred a fee to Corporate Management Advisors, Inc. ("CMA") of approximately $5,935,000 for Fiscal 2010, $5,752,000 for Fiscal 2009 and $5,660,000 for Fiscal 2008. At May 1, 2010, we owed $2,823,000 to CMA for unpaid management fees. See Note 5 of Notes to Consolidated Financial Statements.

Cash Flows During Fiscal 2010, $54,385,000 was provided from operating activities, which was offset by $8,314,000 used for investing activities and $61,645,000 used for financing activities. Cash provided by operating activities increased $18,556,000 primarily due to higher earnings. Cash used in investing activities increased $4,823,000 due to changes in net marketable securities transactions and higher capital expenditures. Cash used in financing activities was $61,645,000, which includes the $62,295,000 cash dividend noted above.

During Fiscal 2009, $35,829,000 was provided from operating activities, which was partially offset by $3,491,000 used for investing activities. Cash provided by operating activities increased $1,841,000 primarily due to higher earnings. Cash used in investing activities decreased $9,222,000 due to changes in net marketable securities transactions and reduced capital expenditures. Cash provided by financing activities aggregated $305,000 in Fiscal 2009.

Financial Position During Fiscal 2010, our working capital decreased $24,942,000 to $92,898,000 due to the special cash dividend paid in January 2010. Inventory decreased $4,940,000 due to lower raw material costs and reduced inventory levels. Prepaid and other assets decreased $1,368,000 primarily due to changes in income tax receivables. At May 1, 2010, the current ratio was 2.3 to 1, as compared to 2.7 to 1 at May 2, 2009.

During Fiscal 2009, our working capital increased $28,444,000 to $117,840,000 primarily due to cash provided from operations. Trade receivables increased $4,549,000 due to changes in customer mix and timing of customer payments. Prepaid and other assets decreased $6,457,000 primarily due to changes in income tax refunds. At May 2, 2009, the current ratio was 2.7 to 1, as compared to 2.3 to 1 at May 3, 2008.

Contractual Obligations

Contractual obligations at May 1, 2010 are payable as follows:

(In thousands)	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$18,218	$5,180	$5,821	$2,350	$4,867

We have guaranteed the residual value of certain leased equipment in the amount of $11,300,000. Management believes that the net realizable value of such equipment will be in excess of the guaranteed amount when the lease terminates in July 2012.

We contribute to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, none of which have any long-term contractual funding requirements. Contributions were $2,309,000 for Fiscal 2010, $2,304,000 for Fiscal 2009 and $2,237,000 for Fiscal 2008.

We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Other long-term liabilities include known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience. Since the timing and amount of claim payments vary significantly, we are not able to reasonably estimate future payments for the specific periods indicated in the table above.

We have standby letters of credit aggregating $3,042,000, which expire in fiscal 2011, that relate to our self-insurance programs. We expect to renew these standby letters of credit.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. We believe that the critical accounting policies described in the following paragraphs comprise the most significant estimates and assumptions used in the preparation of our consolidated financial statements. For these policies, we caution that future events rarely develop exactly as estimated and the best estimates routinely require adjustment.

Credit Risk We sell products to a variety of customers and extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions and historical write-offs.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is recognized if the carrying amount or, for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance based on actuarial assumptions and historical claims experience.

Sales Incentives We offer various sales incentive arrangements to our customers which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts.

New Accounting Standards

See Note 1 of Notes to Consolidated Financial Statements for information about recently issued accounting standards.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Quantitative and Qualitative Disclosures About Market Risk

Commodities We purchase various raw materials, including aluminum cans, plastic bottles, high fructose corn syrup and various juice concentrates, the prices of which fluctuate based on commodity market conditions. Our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. At times, we manage our exposure to this risk through the use of supplier pricing agreements that enable us to establish the purchase prices for certain commodities. Additionally, we use derivative financial instruments to partially mitigate our exposure to changes in certain raw material costs.

Interest Rates We had no debt-related interest rate exposure during Fiscal 2010. Our investment portfolio is comprised of highly liquid securities consisting primarily of short-term money market investments, the yields of which fluctuate based largely on short-term Treasury rates. If the yield of these investments had changed by 100 basis points (1%), interest income for Fiscal 2010 would have changed by approximately $435,000.

Forward-Looking Statements

National Beverage and its representatives may from time to time make written or oral statements relating to future events or results relative to our financial, operational and business performance, achievements, objectives and strategies. These statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995 and include statements contained in this report, filings with the Securities and Exchange Commission and other reports to our stockholders. Certain statements including, without limitation, statements containing the words "believes," "anticipates," "intends," "plans," "expects," and "estimates" constitute "forward-looking statements" and involve known and unknown risk, uncertainties and other factors that may cause the actual results, performance or achievements of our Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general economic and business conditions, pricing of competitive products, success in acquiring other beverage businesses, success of new product and flavor introductions, fluctuations in the costs of raw materials and packaging supplies, ability to pass along cost increases to our customers, labor strikes or work stoppages or other interruptions or difficulties in the employment of labor, continued retailer support for our products, changes in consumer preferences and our success in creating products geared toward consumers' tastes, success of implementing business strategies, changes in business strategy or development plans, government regulations, taxes or fees imposed on the sale of our products, unseasonably cold or wet weather conditions and other factors referenced in this report and the Company's filings with the Securities and Exchange Commission. We disclaim an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

National Beverage Corp.

Consolidated Balance Sheets

(In thousands, except share amounts)	**May 1, 2010**	May 2, 2009
Assets		
Current assets:		
Cash and equivalents	**$ 68,566**	$ 84,140
Trade receivables—net of allowances of $509 (2010) and $445 (2009)	**53,834**	53,735
Inventories	**34,672**	39,612
Deferred income taxes—net	**3,367**	3,262
Prepaid and other assets	**4,184**	5,552
Total current assets	**164,623**	186,301
Property, plant and equipment—net	**53,401**	56,141
Goodwill—net	**13,145**	13,145
Intangible assets—net	**1,615**	1,861
Other assets	**7,575**	8,234
	$240,359	$265,682
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	**$ 48,428**	$ 48,005
Accrued liabilities	**23,170**	20,142
Income taxes payable	**127**	314
Total current liabilities	**71,725**	68,461
Deferred income taxes—net	**15,597**	16,517
Other liabilities	**11,465**	10,692
Shareholders' equity:		
Preferred stock, 7% cumulative, $1 par value, aggregate liquidation preference of $15,000—1,000,000 shares authorized; 150,000 shares issued	**150**	150
Common stock, $.01 par value—75,000,000 shares authorized; 50,188,819 shares (2010) and 50,045,718 shares (2009) issued	**502**	500
Additional paid-in capital	**28,150**	27,153
Retained earnings	**130,767**	160,209
Accumulated other comprehensive income	**3**	—
Treasury stock—at cost:		
Preferred stock—150,000 shares	**(5,100)**	(5,100)
Common stock—4,032,784 shares	**(12,900)**	(12,900)
Total shareholders' equity	**141,572**	170,012
	$240,359	$265,682

See accompanying Notes to Consolidated Financial Statements.

National Beverage Corp.

Consolidated Statements of Income

(In thousands, except per share amounts)	Fiscal Year Ended **May 1, 2010**	May 2, 2009	May 3, 2008
Net sales	**$593,465**	$575,177	$566,001
Cost of sales	**396,450**	405,322	393,420
Gross profit	**197,015**	169,855	172,581
Selling, general and administrative expenses	**145,159**	131,918	138,447
Interest expense	**120**	107	109
Other (expense) income—net	**(351)**	967	1,053
Income before income taxes	**51,385**	38,797	35,078
Provision for income taxes	**18,532**	14,055	12,598
Net income	**$ 32,853**	$ 24,742	$ 22,480
Net income per share:			
Basic	**$ .71**	$ .54	$ .49
Diluted	**$ .71**	$ .54	$ .49
Weighted average common shares outstanding:			
Basic	**46,065**	45,999	45,894
Diluted	**46,294**	46,191	46,109

See accompanying Notes to Consolidated Financial Statements.

National Beverage Corp.

Consolidated Statements of Cash Flows

(In thousands)	**May 1, 2010**	May 2, 2009	May 3, 2008
		Fiscal Year Ended	
Operating Activities:			
Net income	**$ 32,853**	$ 24,742	$ 22,480
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**12,350**	11,782	11,584
Deferred income tax (benefit) provision	**(1,026)**	(474)	1,254
Loss on disposal/impairment of property, net	**791**	363	196
Stock-based compensation	**349**	340	311
Changes in assets and liabilities:			
Trade receivables	**(99)**	(4,549)	2,790
Inventories	**4,940**	(858)	5,308
Prepaid and other assets	**8**	2,774	(2,824)
Accounts payable	**423**	(1,798)	(4,530)
Accrued and other liabilities	**3,796**	3,507	(2,581)
Net cash provided by operating activities	**54,385**	35,829	33,988
Investing Activities:			
Marketable securities purchased	**—**	(109,450)	(302,195)
Marketable securities sold	**—**	112,450	299,195
Additions to property, plant and equipment	**(8,349)**	(6,658)	(9,725)
Proceeds from sale of property, plant and equipment	**35**	167	12
Net cash used in investing activities	**(8,314)**	(3,491)	(12,713)
Financing Activities:			
Special cash dividend on common stock	**(62,295)**	—	(36,711)
Proceeds from stock options exercised	**266**	245	333
Stock-based tax benefits	**384**	60	1,021
Net cash (used in) provided by financing activities	**(61,645)**	305	(35,357)
Net (Decrease) Increase in Cash and Equivalents	**(15,574)**	32,643	(14,082)
Cash and Equivalents—Beginning of Year	**84,140**	51,497	65,579
Cash and Equivalents—End of Year	**$ 68,566**	$ 84,140	$ 51,497
Other Cash Flow Information:			
Interest paid	**$ 124**	$ 107	$ 107
Income taxes paid	**18,541**	11,114	13,767

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(In thousands)	Fiscal Year Ended **May 1, 2010**	May 2, 2009	May 3, 2008
Number of Common Shares Issued			
Beginning of year	**50,045**	49,982	49,538
Stock options exercised	**144**	63	444
End of year	**50,189**	50,045	49,982
Preferred Stock			
Beginning and end of year	**$ 150**	$ 150	$ 150
Common Stock			
Beginning of year	**500**	500	496
Stock options exercised	**2**	—	4
End of year	**502**	500	500
Additional Paid-In Capital			
Beginning of year	**27,153**	26,508	24,847
Stock options exercised	**264**	245	329
Stock-based compensation	**349**	340	311
Stock-based tax benefits	**384**	60	1,021
End of year	**28,150**	27,153	26,508
Retained Earnings			
Beginning of year	**160,209**	135,467	149,868
Net income	**32,853**	24,742	22,480
Cash dividends paid	**(62,295)**	—	(36,711)
Impact of adopting new accounting guidance	**—**	—	(170)
End of year	**130,767**	160,209	135,467

(In thousands)	Fiscal Year Ended **May 1, 2010**	May 2, 2009	May 3, 2008
Accumulated Other Comprehensive Income			
Beginning of year	**—**	—	—
Cash flow hedges	**3**	—	—
End of year	**3**	—	—
Treasury Stock—Preferred			
Beginning and end of year	**(5,100)**	(5,100)	(5,100)
Treasury Stock—Common			
Beginning and end of year	**(12,900)**	(12,900)	(12,900)
Total Shareholders' Equity	**$141,572**	$170,012	$144,625
Comprehensive Income			
Net income	**$ 32,853**	$ 24,742	$ 22,480
Cash flow hedges	**3**	—	—
Comprehensive Income	**$ 32,856**	$ 24,742	$ 22,480

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

National Beverage Corp. develops, manufactures, markets and distributes a complete portfolio of multi-flavored soft drinks, juice drinks, water and specialty beverages throughout the United States. Incorporated in Delaware in 1985, National Beverage Corp. is a holding company for various operating subsidiaries. When used in this report, the terms "we," "us," "our," "Company" and "National Beverage" mean National Beverage Corp. and its subsidiaries.

1. Significant Accounting Policies

Basis of Presentation Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of National Beverage Corp. and all subsidiaries. All significant intercompany transactions and accounts have been eliminated. Our fiscal year ends the Saturday closest to April 30 and, as a result, an additional week is added every five or six years. Fiscal 2008 consisted of 53 weeks while Fiscal 2010 and Fiscal 2009 consisted of 52 weeks.

Cash and Equivalents Cash and equivalents are comprised of cash and highly liquid securities (consisting primarily of short-term money-market investments) with an original maturity of three months or less.

Derivative Financial Instruments We may use derivative financial instruments to partially mitigate our exposure to changes in raw material costs. All derivative financial instruments are recorded at fair value in our Consolidated Balance Sheets. We do not use derivative financial instruments for trading or speculative purposes. Credit risk related to derivative financial instruments is managed by requiring high credit standards for counterparties and frequent cash settlements. See Note 6.

Fair Value of Financial Instruments The fair values of our cash and cash equivalents, trade receivables and accounts payable approximate their carrying amounts due to their short-term nature. The estimated fair values of our derivative financial instruments are calculated based on market rates to settle the instruments. These values represent the estimated amounts we would receive upon sale, taking into consideration current market prices and credit worthiness. See Note 6.

Impairment of Long-Lived Assets All long-lived assets, excluding goodwill and intangible assets not subject to amortization, are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting future cash flows. Goodwill and intangible assets not subject to amortization are evaluated for impairment annually or sooner if we believe such assets may be impaired. An impairment loss is recognized if the carrying amount or, for goodwill, the carrying amount of its reporting unit, is greater than its fair value.

Income Taxes Our effective income tax rate is based on estimates of taxes which will ultimately be payable. Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized.

At the beginning of Fiscal 2008, we adopted new accounting guidance which clarified the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, we recorded a $703,000 increase in liabilities for uncertain tax positions, a $533,000 decrease in deferred tax liability and a $170,000 decrease in retained earnings. See Note 8.

Insurance Programs We maintain self-insured and deductible programs for certain liability, medical and workers' compensation exposures. Accordingly, we accrue for known claims and estimated incurred but not reported claims not otherwise covered by insurance, based on actuarial assumptions and historical claims experience.

Intangible Assets Intangible assets as of May 1, 2010 and May 2, 2009 consisted primarily of nonamortizable trademarks.

Inventories Inventories are stated at the lower of first-in, first-out cost or market. Inventories at May 1, 2010 are comprised of finished goods of $21,104,000 and raw materials of $13,568,000. Inventories at May 2, 2009 are comprised of finished goods of $22,168,000 and raw materials of $17,444,000.

Marketing Costs We are involved in a variety of marketing programs, including cooperative advertising programs with customers, to advertise and promote our products to consumers. Marketing costs are expensed when incurred, except for prepaid advertising and production costs which are expensed when the advertising takes place. Marketing costs, which are included in selling, general and administrative expenses, totaled $44,749,000 in Fiscal 2010, $34,860,000 in Fiscal 2009 and $39,467,000 in Fiscal 2008.

Net Income Per Share Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated in a similar manner, but includes the dilutive effect of stock options, which amounted to 229,000 shares in Fiscal 2010, 192,000 shares in Fiscal 2009 and 215,000 shares in Fiscal 2008. Options to purchase 18,000 shares in Fiscal 2010, 33,000 shares in Fiscal 2009 and 344,000 shares in Fiscal 2008 were not included in the calculation of diluted net income per share because these options were antidilutive.

New Accounting Standards In September 2006, the Financial Accounting Standards Board ("FASB") issued new guidance on fair value measurements. The guidance defines fair value, provides a framework for measuring fair value and expands disclosures about fair value measurements. The guidance was effective at the beginning of Fiscal 2009 for all financial assets and liabilities and for nonfinancial assets and liabilities measured at fair value on a recurring basis. For all other nonfinancial assets and liabilities, the guidance was effective at the beginning of Fiscal 2010. The adoption of this guidance did not have a material effect on our consolidated financial statements.

In December 2007, the FASB issued new guidance to improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The guidance was effective as of the beginning of Fiscal 2010 and its adoption did not have a material effect on our consolidated financial statements.

In May 2009, the FASB issued new guidance on subsequent events that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. We adopted the guidance effective August 1, 2009.

In January 2010, the FASB issued guidance amending certain disclosure requirements regarding fair value measurements. The new guidance requires more disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements and the transfers between levels. We adopted the guidance effective January 31, 2010 and its adoption did not materially affect our consolidated financial statements.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Additions, replacements and betterments are capitalized, while maintenance and repairs that do not extend the useful life of an asset are expensed as incurred. Depreciation is recorded using the straight-line method over estimated useful lives of 7 to 30 years for buildings and improvements, and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the improvement. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized.

Revenue Recognition Revenue from product sales is recognized when title and risk of loss pass to the customer, which generally occurs upon delivery. Our policy is not to allow the return of products once they have been accepted by the customer. However, on occasion, we have accepted returns or issued credit to customers, primarily for damaged goods. The amounts have been immaterial and, accordingly, we do not provide a specific valuation allowance for sales returns.

Sales Incentives We offer various sales incentive arrangements to our customers which require customer performance or achievement of certain sales volume targets. In those circumstances when the incentive is paid in advance, we amortize the amount paid over the period of benefit or contractual sales volume. When the incentive is paid in arrears, we accrue the expected amount to be paid over the period of benefit or expected sales volume. The recognition of these incentives involves the use of judgment related to performance and sales volume estimates that are made based on historical experience and other factors. Sales incentives are accounted for as a reduction of sales and actual amounts ultimately realized may vary from accrued amounts.

Segment Reporting We operate as a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying consolidated financial statements present financial information in a format that is consistent with the internal financial information used by management. We do not accumulate revenues by product classification and, therefore, it is impractical to present such information.

Shipping and Handling Costs Shipping and handling costs are reported in selling, general and administrative expenses in the accompanying statements of income. Such costs aggregated $43,004,000 in Fiscal 2010, $44,096,000 in Fiscal 2009 and $45,334,000 in Fiscal 2008. Although our classification is consistent with many beverage companies, our gross margin may not be comparable to companies that include shipping and handling costs in cost of sales.

Stock-Based Compensation Compensation expense for stock-based compensation awards is recognized over the vesting period based on the grant-date fair value estimated using the Black-Scholes model. See Note 9.

Trade Receivables We record trade receivables at net realizable value, which includes an appropriate allowance for doubtful accounts. We extend credit based on an evaluation of each customer's financial condition, generally without requiring collateral. Exposure to credit losses varies by customer principally due to the financial condition of each customer. We monitor our exposure to credit losses and maintain allowances for anticipated losses based on specific customer circumstances, credit conditions and historical write-offs. Activity in the allowance for doubtful accounts was as follows:

(In thousands)	Fiscal 2010	Fiscal 2009	Fiscal 2008
Balance at beginning of year	**$445**	$266	$325
Net charge to expense	**340**	221	91
Net charge-off	**(276)**	(42)	(150)
Balance at end of year	**$509**	$445	$266

As of May 1, 2010 and May 2, 2009, we did not have any customer that comprised more than 10% of trade receivables. No one customer accounted for more than 10% of net sales during any of the last three fiscal years.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and anticipated future actions, actual results may vary from reported amounts.

2. Property, Plant and Equipment

Property, plant and equipment as of May 1, 2010 and May 2, 2009 consisted of the following:

(In thousands)	2010	2009
Land	**$ 9,779**	$ 9,779
Buildings and improvements	**44,415**	44,224
Machinery and equipment	**128,029**	123,911
Total	**182,223**	177,914
Less accumulated depreciation	**(128,822)**	(121,773)
Property, plant and equipment—net	**$ 53,401**	$ 56,141

Depreciation expense was $10,263,000 for Fiscal 2010, $9,456,000 for Fiscal 2009 and $9,247,000 for Fiscal 2008.

3. Accrued Liabilities

Accrued liabilities as of May 1, 2010 and May 2, 2009 consisted of the following:

(In thousands)	2010	2009
Accrued compensation	**$ 8,192**	$ 6,646
Accrued promotions	**7,324**	6,757
Accrued insurance	**2,388**	2,117
Other	**5,266**	4,622
Total	**$23,170**	$20,142

4. Debt

At May 1, 2010, a subsidiary of the Company maintained unsecured revolving credit facilities with banks aggregating $75,000,000 (the "Credit Facilities"). The Credit Facilities expire on July 30, 2010 ($25,000,000) and April 30, 2013 ($50,000,000) and currently bear interest at rates ranging from .3% to .6% above LIBOR or, at our election, .5% below the banks' reference rates. At May 1, 2010, $3,042,000 of the Credit Facilities was used for standby letters of credit and $71,958,000 was available for borrowings.

The Credit Facilities require the subsidiary to maintain certain financial ratios, including debt to net worth, debt to EBITDA and fixed charge coverage (as defined in the loan agreements), and contain other restrictions, none of which are expected to have a material effect on our operations or financial position. At May 1, 2010, we were in compliance with all loan covenants and approximately $25,000,000 of retained earnings was restricted from distribution.

5. Capital Stock and Transactions with Related Parties

The Company paid special cash dividends of $62,295,000 ($1.35 per share) on January 22, 2010 and $36,711,000 ($.80 per share) on August 17, 2007. On June 22, 2007, the Company distributed a 20% stock dividend to shareholders, increasing outstanding shares by 7,584,127. Net income per share, average common shares outstanding and share amounts have been restated to give retroactive effect to the 20% stock dividend.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock, of which 502,060 shares have been purchased. There were no shares purchased during the three fiscal years ended May 1, 2010.

The Company is a party to a management agreement with Corporate Management Advisors, Inc. ("CMA"), a corporation owned by our Chairman and Chief Executive Officer. Under the terms of the agreement, CMA provides, subject to the direction and supervision of the Board of Directors of the Company, (i) senior corporate functions (including supervision of the Company's financial, legal, executive recruitment, internal audit and management information systems departments) as well as the services of a Chief Executive Officer and Chief Financial Officer, and (ii) services in connection with acquisitions, dispositions and financings by the Company, including identifying and profiling acquisition candidates, negotiating and structuring potential transactions and arranging financing for any such transaction. CMA, through its personnel, also provides, to the extent possible, the stimulus and creativity to develop an innovative and dynamic persona for the Company, its products and corporate image. In order to fulfill its obligations under the management agreement, CMA employs numerous individuals, whom, acting as a unit, provide management, administrative and creative functions for the Company. CMA receives an annual base fee from the Company equal to one percent of the consolidated net sales of the Company, plus incentive compensation based upon certain factors to be determined by the Compensation and Stock Option Committee of the Board. We incurred management fees to CMA of $5,935,000 for Fiscal 2010, $5,752,000 for Fiscal 2009 and $5,660,000 for Fiscal 2008. No incentive compensation has been paid under the management agreement since its inception. Included in accounts payable at May 1, 2010 and May 2, 2009 were amounts due CMA of $2,823,000 and $2,779,000, respectively.

6. Derivative Financial Instruments

In Fiscal 2010, we entered into four aluminum swap contracts to partially mitigate our exposure to changes in the cost of aluminum cans through April 2011. The financial instruments were designated and accounted for as a cash flow hedge. Accordingly, gains or losses attributable to the effective portion of the cash flow hedge are reported in Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings through cost of sales in the period in which the hedged transaction affects earnings. The ineffective portion of the change in fair value of our cash flow hedges was immaterial. The following summarizes the gains recognized in the Consolidated Statements of Income and AOCI relative to the cash flow hedges for Fiscal 2010:

(In thousands)	
Recognized in AOCI—	
Gain before income taxes	$603
Less income tax provision	214
Net	389
Reclassified from AOCI to cost of sales—	
Gain before income taxes	599
Less income tax provision	213
Net	386
Net change to AOCI	$ 3

As of May 1, 2010, the notional amount of our outstanding aluminum swap contracts was $31,295,000 and, assuming no change in the commodity prices, $4,000 of unrealized net gain (before tax) will be reclassified from AOCI and recognized in earnings over the next twelve months. See Note 1.

As of May 1, 2010, the fair value of the derivative asset was $4,000 which was included in Prepaid and other assets. Such valuation does not entail a significant amount of judgment and the inputs that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

7. Other (Expense) Income

Other (expense) income consisted of the following:

(In thousands)	Fiscal 2010	Fiscal 2009	Fiscal 2008
Interest income	**$ 229**	$ 865	$1,218
Gain on legal settlement	**—**	728	—
Loss on disposal of property, net	**(291)**	(363)	(196)
Other (expense) income, net	**(289)**	(263)	31
Total	**$(351)**	$ 967	$1,053

8. Income Taxes

The provision for income taxes consisted of the following:

(In thousands)	Fiscal 2010	Fiscal 2009	Fiscal 2008
Current	**$19,558**	$14,529	$11,344
Deferred	**(1,026)**	(474)	1,254
Total	**$18,532**	$14,055	$12,598

Deferred taxes are recorded to give recognition to temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. Valuation allowances are established to reduce the carrying amounts of deferred tax assets when it is deemed, more likely than not, that the benefit of deferred tax assets will not be realized. Deferred tax assets and liabilities as of May 1, 2010 and May 2, 2009 consisted of the following:

(In thousands)	2010	2009
Deferred tax assets:		
Accrued expenses and other	**$ 4,995**	$ 4,830
Inventory and amortizable assets	**490**	439
Total deferred tax assets	**5,485**	5,269
Deferred tax liabilities:		
Property	**17,704**	18,504
Intangibles and other	**11**	20
Total deferred tax liabilities	**17,715**	18,524
Net deferred tax liabilities	**$12,230**	$13,255
Current deferred tax assets—net	**$ 3,367**	$ 3,262
Noncurrent deferred tax liabilities—net	**$15,597**	$16,517

The reconciliation of the statutory federal income tax rate to our effective tax rate is as follows:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.8**	2.4	2.8
Other differences	**(1.7)**	(1.2)	(1.9)
Effective income tax rate	**36.1%**	36.2%	35.9%

As of May 1, 2010, the gross amount of unrecognized tax benefits was approximately $3,997,000, of which approximately $206,000 was recognized as tax expense in Fiscal 2010. If we were to prevail on all uncertain tax positions, the net effect would be to reduce our tax expense by approximately $3,252,000. A reconciliation of the changes in the gross amount of unrecognized tax benefits, which amounts are included in "Other liabilities" in the accompanying consolidated balance sheets, is as follows:

(In thousands)	**Fiscal 2010**	Fiscal 2009	Fiscal 2008
Beginning balance	**$3,662**	$3,166	$2,694
Increases due to current period tax positions	**391**	533	630
Decreases due to lapse of statute of limitations	**(56)**	(37)	(158)
Ending balance	**$3,997**	$3,662	$3,166

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of May 1, 2010, unrecognized tax benefits included accrued interest of $501,000, of which approximately $10,000 was recognized as tax expense in Fiscal 2010.

We file annual income tax returns in the United States and in various state and local jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most probable outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. The resolution of any particular uncertain tax position could require the use of cash and an adjustment to our provision for income taxes in the period of resolution. Federal income tax returns for fiscal years subsequent to 2006 are subject to examination. Generally, the income tax returns for the various state jurisdictions are subject to examination for fiscal years ending after fiscal 2005.

9. Stock-Based Compensation

Our stock-based compensation program is a broad-based program designed to attract and retain employees while also aligning employees' interests with the interests of the stockholders.

The 1991 Omnibus Incentive Plan (the "Omnibus Plan") provides for compensatory awards consisting of (i) stock options or stock awards for up to 4,800,000 shares of common stock, (ii) stock appreciation rights, dividend equivalents, other stock-based awards in amounts up to 4,800,000 shares of common stock and (iii) performance awards consisting of any combination of the above. The Omnibus Plan is designed to provide an incentive to the officers (including those who are also directors) and certain other key employees and consultants by making available to them an opportunity to acquire a proprietary interest or to increase such interest in National Beverage. The number of shares or options which may be issued under stock-based awards to an individual is limited to 1,680,000 during any year. Awards may be granted for no cash consideration or such minimal cash consideration as may be required by law. Options generally vest over a five-year period and expire after ten years.

The Special Stock Option Plan provides for the issuance of stock options to purchase up to an aggregate of 1,800,000 shares of common stock. Options may be granted for such consideration as determined by the Board of Directors. The Board of Directors also authorized the issuance of options to purchase up to 120,000 shares of common stock to be issued at the direction of the Chairman.

The Key Employee Equity Partnership Program ("KEEP Program") provides for the granting of stock options to purchase up to 240,000 shares of common stock to key employees, consultants, directors and officers. Participants who purchase shares of stock in the open market receive grants of stock options equal to 50% of the number of shares purchased, up to a maximum of 6,000 shares in any two-year period. Options under the KEEP Program are automatically forfeited in the event of the sale of shares originally acquired by the participant. Options are granted at an initial exercise price of 60% of the purchase price paid for the shares acquired and the exercise price reduces to the stock par value at the end of the six-year vesting period.

We account for our employee stock options under the fair value method of accounting using a Black-Scholes valuation model to measure stock option expense at the date of grant. Generally, stock option grants have an exercise price equal to the fair market value of our common stock on the date of grant and have a 10-year term. The fair value of stock options is amortized to expense over the vesting period.

There were no stock options or other stock-based awards granted in Fiscal 2009 under any of our plans. The weighted average Black-Scholes fair value assumptions for stock options granted in other years are as follows: weighted average expected life of 8.0 years for Fiscal 2010 and 7.6 years for Fiscal 2008; weighted average expected volatility of 52.2% for Fiscal 2010 and 36.3% for Fiscal 2008; weighted average risk free interest rates of 3.4% for Fiscal 2010 and 4.6% for Fiscal 2008; and expected dividend yield of 4% for Fiscal 2010 and no expected dividend yield for Fiscal 2008. The expected life of stock options was estimated based on historical experience. The expected volatility was estimated based on historical stock prices for a period consistent with the expected life of stock options. The risk free interest rate was based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of stock options. Forfeitures were estimated based on historical experience.

The following is a summary of stock option activity for Fiscal 2010:

	Number of Shares	Price[a]
Options outstanding, beginning of year	595,283	$3.87
Granted	3,000	6.05
Exercised	(143,101)	1.86
Cancelled	(41,062)	3.56
Options outstanding, end of year	414,120	3.96
Options exercisable, end of year	293,076	3.66

(a) Weighted average exercise price.

Stock-based compensation expense was $349,000 for Fiscal 2010, $340,000 for Fiscal 2009 and $311,000 for Fiscal 2008. The total fair value of shares vested was $402,000 for Fiscal 2010, $304,000 for Fiscal 2009 and $292,000 for Fiscal 2008. The total intrinsic value for stock options exercised was $1,498,000 for Fiscal 2010, $217,000 for Fiscal 2009 and $1,207,000 for Fiscal 2008. Net cash proceeds from the exercise of stock options were $266,000 for Fiscal 2010, $245,000 for Fiscal 2009 and $333,000 for Fiscal 2008. Stock based income tax benefits aggregated $384,000 for Fiscal 2010, $60,000 for Fiscal 2009 and $1,021,000 for Fiscal 2008. The weighted average fair value for stock options granted was $7.43 for Fiscal 2010 and $7.02 for Fiscal 2008.

As of May 1, 2010, unrecognized compensation expense related to the unvested portion of our stock options was $538,000, which is expected to be recognized over a weighted average period of 2.2 years. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of May 1, 2010 was 4.3 years and $3,163,000, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of May 1, 2010 was 3.7 years and $2,326,000, respectively.

We have a stock purchase plan which provides for the purchase of up to 1,536,000 shares of common stock by employees who (i) have been employed for at least two years, (ii) are not part-time employees and (iii) are not owners of five percent or more of National Beverage common stock. As of May 1, 2010, no shares have been issued under the plan.

10. Commitments and Contingencies

We lease buildings, machinery and equipment under various non-cancelable operating lease agreements expiring at various dates through 2020. Certain of these leases contain scheduled rent increases and/or renewal options. Contractual rent increases are taken into account when calculating the minimum lease payment and recognized on a straight-line basis over the lease term. Rent expense under operating lease agreements totaled approximately $8,920,000 for Fiscal 2010, $7,679,000 for Fiscal 2009 and $8,309,000 for Fiscal 2008.

Our minimum lease payments under non-cancelable operating leases as of May 1, 2010 were as follows:

(In thousands)	
Fiscal 2011	$ 5,180
Fiscal 2012	3,616
Fiscal 2013	2,205
Fiscal 2014	1,280
Fiscal 2015	1,070
Thereafter	4,867
Total minimum lease payments	$18,218

We have guaranteed the residual value of certain leased equipment in the amount of $11,300,000. No liability has been recorded as management believes that the net realizable value of such equipment will be in excess of the guaranteed amount when the lease terminates in July 2012 and that the fair market value of the guarantee is immaterial.

The Company contributes to certain pension plans under collective bargaining agreements based on hours worked and to a discretionary profit sharing plan, neither of which have any long-term contractual funding requirements. Contributions were $2,309,000 for Fiscal 2010, $2,304,000 for Fiscal 2009 and $2,237,000 for Fiscal 2008.

We enter into various agreements with suppliers for the purchase of raw materials, the terms of which may include variable or fixed pricing and minimum purchase quantities. As of May 1, 2010, we had no material purchase commitments for raw materials.

From time to time, we are a party to various litigation matters arising in the ordinary course of business. We do not expect the ultimate disposition of such matters to have a material adverse effect on our consolidated financial position or results of operations.

11. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2010				
Net sales	$162,831	$149,571	$131,462	$149,601
Gross profit	50,523	50,797	42,740	52,955
Net income	9,793	8,324	5,525	9,211
Net income per share—basic	$ .21	$ .18	$ .12	$ .20
Net income per share—diluted	$ .21	$ .18	$ .12	$ .20
Fiscal 2009				
Net sales	$152,927	$144,375	$129,430	$148,445
Gross profit	46,064	42,509	37,122	44,160
Net income	7,751	6,483	3,654	6,854
Net income per share—basic	$ .17	$ .14	$ .08	$ .15
Net income per share—diluted	$ .17	$ .14	$ .08	$ .15

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
National Beverage Corp.

We have audited the accompanying consolidated balance sheets of National Beverage Corp. as of May 1, 2010 and May 2, 2009 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended May 1, 2010. We also have audited National Beverage Corp.'s internal control over financial reporting as of May 1, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). National Beverage Corp.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Beverage Corp. as of May 1, 2010 and May 2, 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended May 1, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, National Beverage Corp. maintained, in all material respects, effective internal control over financial reporting as of May 1, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 1 to the consolidated financial statements, in Fiscal 2008 the Company changed its method of accounting for uncertainty in income taxes.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Fort Lauderdale, Florida
July 15, 2010

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of National Beverage Corp., par value $.01 per share, ("Common Stock") is listed on The NASDAQ Global Select Market under the symbol "FIZZ." The following table shows the range of high and low prices per share of the Common Stock for the fiscal quarters indicated:

	Fiscal Year Ended			
	May 1, 2010		May 2, 2009	
	High	Low	High	Low
First Quarter	**$11.64**	**$ 9.25**	$ 8.10	$6.72
Second Quarter	**$12.00**	**$ 9.55**	$10.10	$6.60
Third Quarter	**$14.50**	**$10.37**	$ 9.63	$6.61
Fourth Quarter	**$11.82**	**$10.75**	$11.23	$7.17

Of the estimated 4,500 holders of our Common Stock, including those whose securities are held in the names of various dealers and/or clearing agencies, there were 635 shareholders of record at July 6, 2010, according to records maintained by our transfer agent.

The Company paid special cash dividends of $62,295,000 ($1.35 per share) on January 22, 2010 and $36,711,000 ($.80 per share) on August 17, 2007. See Note 4 of Notes to Consolidated Financial Statements for certain restrictions on the payment of dividends.

In January 1998, the Board of Directors authorized the purchase of up to 800,000 shares of National Beverage common stock of which 502,060 shares have been purchased. There were no shares purchased during the last three fiscal years.

Performance Graph

The following graph shows a comparison of the five-year cumulative returns of an investment of $100 cash on April 30, 2005, assuming reinvestment of dividends, in (i) our Common Stock, (ii) the NASDAQ Composite Index and (iii) a company-constructed peer group consisting of Coca-Cola Enterprises, Inc., Coca-Cola Bottling Company Consolidated and Cott Corporation. (PepsiAmericas, Inc. is no longer a public company as of February 2010 and therefore is not included in the company-constructed peer group.)


$300
$250
$200
$150
$100
$50
0
4/30/05
4/29/06
4/28/07
5/3/08
5/2/09
5/1/10
National Beverage Corp.
NASDAQ Composite
Peer Group

	4/30/05	4/29/06	4/28/07	5/3/08	5/2/09	5/1/10
National Beverage	$100.00	$247.96	$254.25	$167.44	$217.78	**$266.36**
NASDAQ Composite	100.00	121.25	134.58	127.40	89.92	**129.99**
Peer Group	100.00	93.01	105.59	101.08	78.87	**130.56**

Corporate Data

Directors

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer
National Beverage Corp.

Joseph G. Caporella
President
National Beverage Corp.

Cecil D. Conlee*
Founding Partner
CGR Advisors

Samuel C. Hathorn, Jr.*
Retired Chief Executive Officer
Trendmaker Development Co.

Joseph P. Klock, Jr., Esq.*
Partner
Rasco, Klock, Reininger, Perez,
Esquenazi, Vigil & Nieto

Stanley M. Sheridan*
Retired President
Faygo Beverages, Inc.

*Member Audit Committee

Corporate Management

Nick A. Caporella
Chairman of the Board &
Chief Executive Officer

Joseph G. Caporella
President

Edward F. Knecht
Executive Vice President—
Procurement

George R. Bracken
Senior Vice President—Finance

Dean A. McCoy
Senior Vice President &
Chief Accounting Officer

Raymond J. Notarantonio
Executive Director—IT

Brent R. Bott
Senior Director—
Consumer Marketing

Gregory J. Kwederis
Senior Director—
Beverage Analyst

Richard S. Berkes
Director—Risk Management

Vanessa C. Walker
Director—
Strategic Brand Management

Gregory P. Cook
Controller

Subsidiary Management

Edward F. Knecht
President
Shasta Sweetener Corp.
PACO, Inc.

Sanford E. Salzberg
President
Shasta, Inc.

Michael J. Bahr
Executive Vice President
Shasta West, Inc.

Alan A. Chittaro
Executive Vice President
Faygo Beverages, Inc.

Alan D. Domzalski
Executive Vice President
Sundance Beverage Company

Brian M. Gaggin
Executive Vice President
National Retail Brands, Inc.

Charles A. Maier
Executive Vice President
Foodservice
Shasta Sales, Inc.

John S. Munroe
Executive Vice President
National BevPak

Dennis L. Thompson
Executive Vice President
BevCo Sales, Inc.

John F. Hlebica
Vice President
Shasta Beverages Int'l., Inc.

Worth B. Shuman III
Vice President
Military Sales

Martin J. Rose
General Manager
Shasta Vending

Subsidiaries

BevCo Sales, Inc.
Beverage Corporation Intl., Inc.
Big Shot Beverages, Inc.
Everfresh Beverages, Inc.
Faygo Beverages, Inc.
Home Juice Corp.
National Retail Brands, Inc.
NewBevCo, Inc.
NutraFizz Products Corp.
PACO, Inc.
Shasta Beverages, Inc.
Shasta Beverages Intl., Inc.
Shasta Sales, Inc.
Shasta Sweetener Corp.
Shasta West, Inc.
Sundance Beverage Company

Corporate Offices

8100 Southwest Tenth Street
Fort Lauderdale, FL 33324
954-581-0922

Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, October 1, 2010 at 2:00 p.m. local time at the Hyatt Regency Orlando International Airport, 9300 Airport Boulevard, Orlando, Florida 32827

Financial and Other Information

Copies of National Beverage Corp.'s Annual Report, Annual Report on Form 10-K and supplemental quarterly financial data are available free of charge on our website or contact our Shareholder Relations department at the Company's corporate address or at 877-NBC-FIZZ (877-622-3499).

Earnings and other financial results, corporate news and other Company information are available on National Beverage's website at www.nationalbeverage.com

Stock Exchange Listing

Common Stock is listed on the NASDAQ Global Select Market—symbol *FIZZ*.

Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
888-313-1476
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm

McGladrey & Pullen, LLP
Ft. Lauderdale, FL

National Beverage Corp.

8100 Southwest Tenth Street • Fort Lauderdale, Florida 33324
954.581.0922 • www.nationalbeverage.com

